SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Immediate Release                                          7 July 2003

                                 SkyePharma PLC

Application has been made to the London Stock Exchange and to the UK Listing
Authority for the admission of 3,820,231 ordinary shares of 10p each, ranking pari passu with the current issued share capital, to the Official List. These shares have been allotted in connection with the following:-

1. 3,690,211 Ordinary Shares in aggregate have been allotted by way of deferred consideration in connection with the agreement for the acquisition by the
    Company of RTP Pharma Inc.. In consideration for the loss of certain option rights by shareholders of RTP Pharma Inc., the Company is required to issue
    200,000 additional shares, or pay an amount in cash, for each penny difference between the actual share price at 30 June 2003, as calculated in accordance with the terms of the agreement, and 82 pence.

2. 130,020 ordinary shares in aggregate have also been allotted in connection with the exercise of Employee Share Options as follows:-

13 June 2003               113,395 ordinary shares
19 June 2003               10,125 ordinary shares
26 June 2003               6,500 ordinary shares

It is anticipated that these shares will be listed on the Official List of the
UK Listing Authority and traded on the London Stock Exchange PLC on Thursday
10th July 2003.

       Copies of this announcement are available, free of charge, from:-

                          MERRILL LYNCH INTERNATIONAL
                               20 FARRINGDON ROAD
                                LONDON EC1M 3NH

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   July 7, 2003